VIA EDGAR

Darren K. DeStefano

+1 703 456 8034

ddestefano@cooley.com

September 28, 2018	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PhaseBio Pharmaceuticals Inc. in connection with Registration Statement on
Form S-1 (File No. 333-227474)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Beth Breslin
Irene Paik
Jim Rosenberg
Tabatha Mccullom

Re:	PhaseBio Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-227474

Ladies and Gentlemen:

On behalf of PhaseBio Pharmaceuticals Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 24, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted with the Commission on July 27, 2018 and subsequently filed by the Company with the Commission on September 21, 2018 (File No. 333-227474) (the “Registration Statement”), we submit this supplemental letter to further address comment 7 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

7.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

t: (703) 456-8000 f: (703) 456-8100 cooley.com

September 28, 2018

Page Two

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] per share to $[***] per share (the “Price Range”) for its IPO, before giving effect to an anticipated reverse stock split. This range implies a pre-money valuation for the Company of $[***] to $[***]. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	the Company’s financial condition and prospects;

●	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

●	recent performance of IPOs of companies in the biotechnology sector;

●	business developments impacting the Company; and

●	input received from the lead underwriters, including discussions that took place with senior management of the Company and its board of directors (the “Board”).

The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include the Price Range in an amendment to the Registration Statement that will shortly precede the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the common stock may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since January 1, 2018, the Company has issued the following equity awards to its employees, consultants and members of its Board, all in the form of stock option grants:

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

t: (703) 456-8000  f: (703) 456-8100  cooley.com

September 28, 2018

Page Three

Grant Date (For Accounting Purposes)	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Date of Grant
May 3, 2018	1,500,000	$0.20	$0.20
August 8, 2018	1,380,000	$0.42	$0.42

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent sale of common stock or third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

●	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

●	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

●	the Company’s stage of development and its business strategy;

●	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

●	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

●	the lack of an active public market for the common stock and preferred stock;

●	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

●	the Company’s IPO timeline and readiness process and related activities; and

●	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

In the course of granting stock options and preparing for its IPO, the Company obtained third-party valuations of its common stock as of February 28, 2018 and June 30, 2018. The third-party valuations resulted in valuations of the Company’s common stock of:

●	$0.20 per share as of February 28, 2018; and

●	$0.42 per share as of June 30, 2018.

On February 20, 2018, the Board approved the award of options to purchase an aggregate of 1,500,000 shares of common stock (the “February 20th Awards”). In June and July 2018, the Board

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

t: (703) 456-8000  f: (703) 456-8100  cooley.com

September 28, 2018

Page Four

approved the award of options to purchase an aggregate of 1,380,000 shares of common stock (the “June and July Awards”). As of each grant date, the Board established the per-share exercise prices of these awards as the greater of: (i) the most recent valuation of the Company’s common stock previously received and approved by the Board; or (ii) the valuation of the common stock as of the respective award dates, which were subject to subsequent determination by the Board based, in part, on third-party valuations to be received after the award dates. On May 3, 2018, upon receiving the third-party valuation of the common stock as of February 28, 2018 (the “February 28, 2018 Valuation”), the Board approved a valuation of the common stock as of the award date of the February 20th Awards of $0.20 per share, based, in part, on the February 28, 2018 Valuation. On August 8, 2018, upon receiving the third-party valuation of the common stock as of June 30, 2018 (the “June 30, 2018 Valuation”), the Board approved a valuation of the common stock as of the award date of the June and July Awards of $0.42 per share, based, in part, on the June 30, 2018 Valuation.

The third-party valuations described above were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In order to determine the estimated fair value of the shares of common stock, the Company and the third-party valuation firm utilized the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method, where the equity value in one or more of the scenarios is calculated using an option-pricing method (the “OPM”).

Summary

The Company believes that the primary differences between the per share value determined in the June 30, 2018 Valuation and the estimated Price Range are a result of the following:

1.

The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. In contrast, the June 30, 2018 Valuation included two IPO scenarios, one which analyzed a “small” IPO in late October 2018 without a pre-IPO financing, which was weighted at a [***]% probability, and one which analyzed a pre-IPO financing and subsequent IPO in late October 2018, which was weighted at a [***]% probability, a stay-private scenario, which was weighted at a probability of [***]%, and a liquidation scenario, which was weighted at [***]%. The IPO scenarios within the June 30, 2018 Valuation yielded a valuation range of the Company’s common stock of $[***] per share in the small IPO without a pre-IPO financing scenario to $[***] per share in the pre-IPO financing and subsequent IPO scenario, prior to the application of a discount for lack of marketability of [***]%. The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the June 30, 2018 Valuation.

2.

In the stay-private scenario within the June 30, 2018 Valuation, which was weighted at [***]%, in part reflecting the extreme recent volatility and unpredictability of U.S. capital markets in general and in the market for life science company IPOs in particular, the Company took into account the significant liquidation preferences attributable to the shares of the Company’s outstanding preferred stock in preference to the common stock. Using the OPM, the Company estimated that the fair value of its common stock would only be $[***] per share, after giving effect to a discount for lack of marketability of [***]%, in this stay-private scenario.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

t: (703) 456-8000  f: (703) 456-8100  cooley.com

September 28, 2018

Page Five

3.

Between June 30, 2018 and the date hereof, the Company received $17.7 million in net proceeds from the sale of its Series D redeemable convertible preferred stock at a price of $0.873 per share, promissory notes in the aggregate principal amount of $14.7 million, plus accrued interest thereon, were converted into shares of Series D redeemable convertible preferred stock and the Company borrowed $2.0 million under its term loan with Silicon Valley Bank. As a result of these financing activities, the Company believes it has sufficient capital to execute its strategic plan and fund operations through the third quarter of 2019 without giving effect to the proposed IPO.

4.	Between June 30, 2018 and the date hereof, the Company received positive data from its Phase 1 clinical trial, in which the Company is evaluating PB2452 in healthy subjects pre-dosed with ticagrelor.

5.

Between June 30, 2018 and the date hereof, the Company appointed a new, independent Board member, further establishing a leadership team that will be in compliance with the requirements of the Commission and the Nasdaq Global Market.

6.	Between June 30, 2018 and the date hereof, the Company confidentially submitted to the Commission, and subsequently filed, the Registration Statement.

7.	Between June 30, 2018 and the date hereof, the Company held “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

8.

The Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

9.

The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the June 30, 2018 Valuation represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for common stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Based on the Price Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Price Range, or at all, the Company believes that the fair value of its common stock indicated in the June 30, 2018 Valuation is consistent with the Company’s and the underwriters’ preliminary estimates.

As such, the Company respectfully submits that the per share grant date fair values, as set forth in the table above, which will be used as the basis for determining the stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

t: (703) 456-8000  f: (703) 456-8100  cooley.com

September 28, 2018

Page Six

of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 11951 Freedom Drive, Reston, Virginia 20190.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034 or Christian Plaza at (703) 456-8006.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Jonathan P. Mow, PhaseBio Pharmaceuticals, Inc.
John Sharp, PhaseBio Pharmaceuticals, Inc.
Christian E. Plaza, Cooley LLP
Madison A, Jones, Cooley LLP
Edwin M. O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    One Freedom Square    Reston Town Center    11951 Freedom Drive    Reston, VA    20190-5656

t: (703) 456-8000  f: (703) 456-8100  cooley.com